Filed Pursuant to Rule 433

Registration No. 333-158663

BANK OF AMERICA CORPORATION

MEDIUM-TERM NOTES, SERIES L

$3,000,000,000

7.375% SENIOR NOTES, DUE MAY 2014

FINAL TERM SHEET

Dated May 8, 2009

Issuer:	Bank of America Corporation

Ratings of this Series:	A2 (Moody’s)/A (S&P)/A+ (Fitch)

Title of the Series:	7.375% Senior Notes, due May 2014

Aggregate Principal Amount Initially Being Issued:	$3,000,000,000

Issue Price:	99.445%

Trade Date:	May 8, 2009

Settlement Date:	May 13, 2009 (DTC)

Maturity Date:	May 15, 2014

Ranking:	Senior

Minimum Denominations:	$5,000 and multiples of $5,000 in excess of $5,000.

Day Count Fraction:	30/360

Interest Rate:	7.375%

Interest Payment Dates:	May 15 and November 15 of each year, beginning November 15, 2009, subject to unadjusted following business day convention.

Interest Periods:	Semi-annual

Treasury Benchmark:	5-year U.S. Treasury, due April 30, 2014

Treasury Yield:	2.135%

Spread to Treasury Benchmark:	537.5 bps

Not Guaranteed:	This debt is not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program.

Optional Redemption:	Issuer has the right to redeem the notes, in whole or in part, on one or more occasions, at its option at any time, subject to a notice period of no less than 10 days and no more than 60 days.

Make-Whole Call Payment:	US Treasury + 50 bps

Listing:	None

Lead Manager and Sole Book-Runner:	Banc of America Securities LLC

Senior Co-Managers:	BNY Capital Markets, Inc.
Goldman, Sachs & Co.
Lloyds TSB Corporate Markets
Mizuho Securities USA Inc.
UBS Investment Bank

Junior Co-Managers:	CastleOak Securities, L.P.
Loop Capital Markets, LLC

CUSIP:	06051GDY2

ISIN:	US06051GDY26

Bank of America Corporation (the “Issuer”) has filed a registration statement (including a pricing supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read those documents and the other documents that the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the lead manager will arrange to send you the pricing supplement, the prospectus supplement, and the prospectus if you request them by contacting Banc of America Securities LLC, toll free at 1-800-294-1322. You may also request copies by e-mail from securities.administration@bankofamerica.com or dg.prospectus_distribution@bofasecurities.com.

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